[redacted]

14048871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 650
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee — 312-362-4474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Hersee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

G-Bar Limited Partnership
G-Bar Management Corp. Its G.P.

[signature]

Signature

Vice President, CFO

Title

[signature] Feb. 14, 2014
Notary Public

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the General Partner
G-Bar Limited Partnership
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 611,558
Financial instruments owned, at fair value, pledged	475,759,461
Receivable from clearing brokers, net	23,151,673
Exchange memberships, at cost (fair value $2,065,700)	1,273,702
Other assets	227,502
Total assets	$ 501,023,896
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 429,232,992
Payable to clearing brokers, net	9,256,564
Accounts payable and accrued expenses	3,106,766
	441,596,322
Partners' capital	59,427,574
Total liabilities and partners' capital	$ 501,023,896

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of operations: G-Bar Limited Partnership (an Illinois limited partnership) (the Partnership) is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

The Partnership is not exempt from Rule 15c3-3, however, it does not transact business in securities with or for customers, other than members of a national securities exchange, and it does not carry margin accounts credit balances or securities for any person defined as a "customer" under Rule 17a-5(c)(4).

A summary of the Partnership's significant accounting policies are as follows:

The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business.

Financial instruments: Securities and derivative financial instrument transactions and related revenues and expenses are recorded on a trade-date basis as if they had settled. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses, reflected in trading revenue from principal transactions in the statement of operations.

Amounts receivable and payable from securities and financial instrument transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition in receivable from clearing brokers.

The Partnership has adopted the FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Partnership to disclose on a combined basis the gains and losses related to all derivative and non-derivative instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments included exchange traded equity securities, exchange traded equity options, exchange traded equity index futures contracts, and exchange traded options on equity index futures contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are aggregated by type of underlying risk on the statement of operations.

Memberships and stock in exchanges owned: The Partnership's exchange memberships, which represent ownership interests in the exchange and provide the Partnership with the right to conduct business on the exchanges, are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2013.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses in the statement of operations.

Income taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

FASB guidance on accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

The Partnership is not subject to examination by U.S. federal or state tax authorities for tax years before 2010.

Recently adopted accounting pronouncements: In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting agreements, to enable users of its financial statements to evaluate the effect or potential effect of those agreements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset or subject to the arrangements. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The update clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815. ASU Nos. 2011-11 and 2013-01 are effective for interim and annual periods beginning on or after January 1, 2013. The adoption of the additional disclosure requirements are reflected in Note 4 of these financial statements.

Subsequent events: The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2013, consist of:

	Receivable	Payable	Net
Cash	$ 21,729,302	$ (12,104,673)	$ 9,624,629
Open trade equity of listed futures contracts, net	799,670	2,848,325	3,647,995
Money market funds	616,876	-	616,876
Dividend and interest accrued, net	5,825	(216)	5,609
	$ 23,151,673	$ (9,256,564)	$ 13,895,109

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and financial instruments sold, not yet purchased.

Note 3. Fair Value of Financial Instruments

As described in Note 1, the Partnership records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, open trade equity on futures contracts, options on futures contracts, and money market funds that trade in active markets and are valued using quoted market prices, broker or dealer quotations or exchange settlement prices are classified within Level 1.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1
Assets	
Financial instruments owned	
Equity securities	$ 12,847,259
Options on equity securities	462,912,202
	475,759,461
Receivable from clearing brokers	
Money market funds	616,876
Open trade equity on futures contracts, net	799,670
	1,416,546
Liabilities	
Financial instruments sold, not yet purchased	
Options on equity securities	$ (425,443,325)
Options on futures contracts	(3,789,667)
	(429,232,992)
Payable to clearing brokers	
Open trade equity on futures contracts, net	2,848,325
	2,848,325

In addition, substantially all of the Partnership's other assets and liabilities, except exchange memberships held for operating purposes, are considered financial instruments and are already reflected at carrying amounts that approximate fair values because of the short maturity of the instruments.

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

The Partnership had no financial instruments classified as Level 2 or Level 3 in the fair value hierarchy as of December 31, 2013.

Note 4. Derivative Financial Instruments

The Partnership uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include equity options, futures contracts and options on futures contracts traded on domestic exchanges, expose the Partnership to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

These derivative contracts are recorded on the statement of financial position as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives are recorded in the statement of operations. The Partnership has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Partnership does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

For the year ended December 31, 2013, the monthly average number of the derivative contacts bought and sold was approximately 234,000 contracts per month.

As of December 31, 2013, the Partnership's derivative activities had the following impact on the statement of financial condition:

Risk Type	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
	Futures				
Equity Price	Index	Receivable from clearing brokers	$ 1,600,773	$ (801,103)	$ 799,670
Equity Price	Index	Payable to clearing broker	7,342,603	(4,494,278)	2,848,325
	Options				
Equity Price	Options on equity securities	Financial instruments owned / Financial instruments sold, not yet purchased	462,912,202	(425,443,325)	37,468,877
Equity Price	Options on futures - equity index	Financial instruments owned / Financial instruments sold, not yet purchased	-	(3,789,667)	(3,789,667)
	Total asset and liabilities derivatives		$ 471,855,578	$ (434,528,373)	$ 37,327,205

As of December 31, 2013, the Partnership holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Partnership against applicable liabilities or payment obligations of the Partnership to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Partnership against any collateral sent to the Partnership.

Note 4. Derivative Financial Instruments (Continued)

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

Type of Instrument	Counterparty	Gross Amount of Recognized Assets (Liabilities)	Gross amounts offset in the Statement of Financial Condition	Net Amount of Assets (Liabilities) Presented in the Statement of Financial Condition	Cash Collateral Deposit	Net Amount
Futures Contracts	Counterparty A	$ 7,342,603	$ (4,494,278)	$ 2,848,325	$ -	$ 2,848,325
Futures Contracts	Counterparty B	1,600,773	(801,103)	799,670	-	799,670
Options on Futures	Counterparty B	(3,789,667)	-	(3,789,667)	3,789,667 1	-
Total futures contracts		5,153,709	(5,295,381)	(141,672)	3,789,667	3,647,995
Total derivatives contracts		**$ 5,153,709**	**$ (5,295,381)**	**$ (141,672)**	**$ 3,789,667**	**$ 3,647,995**

1 Represents the portion of cash out of approximately $21 million on deposit with Counterparty B collateralizing open positions.

Note 5. Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends earned by the Partnership and certain trading gains of the Partnership. This bonus pool is then allocated to some or all of the limited partners in such amounts as determined at the discretion of the General Partner. Income is allocated based on ownership percentages set forth in the partnership agreement.

The General Partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 6. Commitments and Contingencies

The Partnership has a rental agreement for office space in Chicago, Illinois, which expires on April 30, 2015. The future minimum lease payments remaining under this lease for 2014 and 2015 are $100,022 and $26,059, respectively.

In the ordinary course of business, the Partnership may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Partnership's management believes that their ultimate outcome will not have a material effect on the Partnership's financial position, results of operations, or net cash flows.

Note 7. Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: The Partnership has sold financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2013, at the market value of the related financial instruments and would incur a loss if the market value of the financial instruments increases subsequent to December 31, 2013.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset fair risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to fair risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared through either Merrill Lynch Professional Clearing Corp. or Goldman Sachs Execution & Clearing, L.P. (the clearing brokers, collectively). Pursuant to the agreements, the clearing brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Partnership. However, in the event of the clearing brokers' insolvency or in the event they do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of their brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 9. Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Net Capital Requirements

The Partnership is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital and aggregate debit items change from day to day, but as of December 31, 2013, the Partnership had net capital of $54,395,584, which was $54,145,584 in excess of its required net capital of $250,000. The net capital requirements may effectively restrict the withdrawal of partners' capital.